Exhibit 99.6

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800

Press release

Rio Tinto appoints CEO to Riversdale

24 June 2011

Rio Tinto has appointed Eric Finlayson as the new chief executive officer (CEO) of Riversdale Mining Limited (Riversdale) and Rio Tinto’s country manager in Mozambique, effective from 1 July 2011.

Mr Finlayson has been Rio Tinto’s head of exploration since early 2007, and has previously held senior roles with Rio Tinto Exploration in Vancouver, London and Perth. Eric joined the Rio Tinto Group in 1989 and brings extensive experience in emerging country environments.

Mr Finlayson replaces incumbent CEO Steve Mallyon, who has been managing director of Riversdale since August 2008. Mr Mallyon will move into the role of special advisor to Mr Finlayson, to ensure a smooth transition of management accountabilities.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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Illtud Harri	Mark Shannon
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Bryan Tucker	Jason Combes
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High resolution photographs and media pack available at: www.riotinto.com/media